Filed Pursuant to Rule 433

Registration No. 333-169477-01

March 29, 2011

ATLANTIC CITY ELECTRIC COMPANY

$200,000,000

First Mortgage Bonds, 4.35% Series due April 1, 2021

PRICING TERM SHEET

Issuer:	Atlantic City Electric Company
Issue:	First Mortgage Bonds, 4.35% Series due April 1, 2021
Ratings:*	A3/A/A- (Moody’s/S&P/Fitch)
Offering Size:	$200,000,000
Coupon:	4.35%
Trade Date:	March 29, 2011
Settlement Date:	April 5, 2011 (T+5)
Stated Maturity:	April 1, 2021
Initial Public Offering Price:	99.848% per Bond
Proceeds to Issuer (before expenses):	$198,396,000
Yield to Maturity:	4.369%
Benchmark Treasury:	3.625% due February 15, 2021
Benchmark Treasury Yield:	3.469%
Spread to Benchmark Treasury:	+90 bps
Optional Redemption:	Make-whole call at any time prior to January 1, 2021 at 15 bps spread over Benchmark Treasury. Callable on or after January 1, 2021 at par.
Interest Payment Dates:	April 1 and October 1 of each year, commencing October 1, 2011
CUSIP Number/ISIN:	048303CE9/US048303CE96
Joint Book-Running Managers:	Citigroup Global Markets Inc. Scotia Capital (USA) Inc. Wells Fargo Securities, LLC
Co-Manager:	The Williams Capital Group, L.P.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization. Each security rating agency has its own methodology for assigning ratings, and, accordingly, each rating should be considered independently of all other ratings.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.